FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Summary of Registrant’s Immediate Report filed with the Israeli Securities Authority on June 9, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

	By:	/s/ Yaron Elad
Yaron Elad
VP & CFO
Dated: June 9, 2010

Summary of Immediate Report filed by the Registrant on June 9, 2010.

On June 9, 2010, the Registrant filed an immediate report with the Israeli Securities Authority with regard to a transaction described in Annex A hereto. The said transaction was approved by the Board of Directors of Elron on June 9, 2010 in accordance with Section 1 of the Companies Regulations (Reliefs in Related  Parties Transactions), 5760 – 2000 (the "Regulations").

If one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Registrant notify the Registrant in writing, on or prior to the fourteenth day following the date of filing of this Report, about his/their objection to the reliefs available pursuant to the Regulations in connection with entering into the said transaction, then the said transaction will require the approval of the shareholders meeting under section 275 of the Israeli Companies Law, 1999.

Annex A – English Translation of Description of Transaction attached to the Report.

1.
In May 2008, Elron Electronic Industries Ltd. ("Elron") entered into an agreement with Israel Discount Bank Ltd. (the "Bank") whereby the Bank made a credit line available to Elron  in an amount of up to approximately $30 million through loans for periods up to three years bearing interest at a rate of three months LIBOR + 1.3% per annum for each loan ("Bank Credit Line Agreement").

2.
Elron utilized the entire said credit line through taking loans at four different times (the "Bank Loans"). Pursuant to the terms of the Bank Credit Line Agreement, the repayment dates of the principal amounts of the Bank Loans are: $24 million on June 16, 2011, $2 million on August 12, 2011, $0.5 million on September 8, 2011, and $3.5 million on September 23, 2011. The interest on the Bank Loans is payable every 3 months.

3.	As of the date of this report, the accumulated unpaid interest on the Bank Loans amounted to approximately $109,000.
4.
Pursuant to the terms of the Bank Credit Line Agreement, Elron is permitted to make early repayment of the Bank Loans at every interest payment date, without incurring a separate payment ("Prepayment Commission").

5.
Pursuant to the terms of the Bank Credit Line Agreement, Elron pledged in favor of the Bank,  3,359,676 of the shares of Given Imaging ("Given"), held directly by Elron and representing approximately 11% of Given's outstanding share capital. Given is 32% held by Elron, of which approximately 23% is held directly and approximately 9% indirectly through its subsidiary (RDC – Rafael Development Corporation Ltd., held 50.1% by Elron)

6.
In October 2008, January 2009 and June 2009 Elron entered into loan agreements with Discount Investment Corporation Ltd. ("DIC") whereby Elron received 3 NIS-denominated loans  from DIC in the aggregate principal amount of approximately NIS 59 million, which was equivalent to approximately $15 million upon the dates of their receipt (the "DIC Loans"). The DIC Loans bear interest at a rate per annum of 5.95% (for a principal amount of approximately NIS 23 million),  5.5% (for a principal amount of approximately NIS 8 million) and 3.23% (for a principal amount of approximately NIS 28 million). The DIC Loans are subordinate to the Bank Loans and their repayment date is the repayment date of the last loan drawn from the Bank as aforementioned (September 24, 2011). Pursuant to the DIC Loans agreements, if Elron repays the Bank Loans prior to their repayment date, then the full debt in respect of the DIC Loans will be repaid at that time (without incurring a Prepayment Commission). As of the date of this report, Elron's entire debt in respect of the DIC Loans is equivalent to approximately $17 million (approximately NIS 64 million).

7.
Elron's Audit Committee and Board of Directors approved the execution of the Elron's entire debt to the Bank in respect of the Bank Loans, as soon as possible, on the nearest interest payment dates (without incurring a Prepayment Commission). As stated above, pursuant to the terms of the DIC Loans agreements, upon repayment of Elron's entire debt to the Bank, Elron's entire debt in respect of the DIC Loans will be repaid as well (without incurring a Prepayment Commission).

Summary of the Audit Committee's and Board of Directors' Reasons for Approving Prepayment:

Elron's Audit Committee and Board of Directors approved the execution of the aforementioned prepayment for the following reasons:

1.
Elron has recently accumulated surplus cash in the aggregate amount of approximately $75 million, and efficient use of part of this cash justifies the prepayment of the Bank Loans and the DIC Loans, for the purpose of saving finance costs.

2.	Pursuant to the Bank Credit Line Agreement, the Bank Loans may be prepaid on certain dates as specified above, without incurring a Prepayment Commission.

3.
In light of the above, Elron's Audit Committee and Board of Directors approved that the action under consideration is in the ordinary course of business, that it does not deviate from market conditions, and that it is for the benefit of Elron.